UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13A-16 or 15D-16

of the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-43205

Xanadu Quantum Technologies Limited

(Translation of registrant’s name into English)

777 Bay Street, Suite 2400, Toronto, Ontario M5G 2C8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibit 99.1, is incorporated by reference into the registrant’s registration statement on Form S-8 (File No. 333-296231) (including any prospectuses forming a part of such registration statement) filed with the U.S. Securities and Exchange Commission, to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 19, 2026	Xanadu Quantum Technologies Limited

	By:	/s/ Michael Trzupek
Michael Trzupek
Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Press release dated October 19, 2026 – Xanadu Secures Up to USD $10 Million in Additional DARPA Support to Accelerate Quantum R&D Roadmap

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